FRANK J. HARITON * ATTORNEY - AT - LAW
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1065 Dobbs Ferry Road * White Plains * New York 10607 * (Tel) (914) 674-4373 *
* (Fax) (914) 693-2963 * (e-mail) hariton@sprynet.com

                                December 14, 2012

Loan Lauren P. Nguyen,
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

     Re: Earn-A-Car Inc. (f/k/a Victoria Internet Services, Inc.)
         Amendment Number 3 to Current Report on Form 8-K
         File No. 333-165391

Dear Ms. Nguyen:

As previously explained, I am securities counsel to Earn-A-Car Inc. (f/k/a Victoria Internet Services, Inc.) (the "Company") and am submitting this letter in conjunction with the Company's filing of Amendment Number 3 to the above referenced Current Report on Form 8-K (the "Amendment") and in response to your letter dated September 14, 2012 (the "Letter").

The Amendment primarily represents a response to the comments in your Letter. The numbered paragraphs below correspond to the numbered paragraphs in the Letter.

1. We made the requested filing on EDGAR of the previously requested acknowledgments by the companies authorized representatives on October 23, 2012.

2. We have included the information required by item 5.06 in the amendment and cross reference it here for your convenience.

3. We have changed the first paragraph to reflect that the forward stock split has been completed.

4.   We have made the requested revisions in the amendment.

5. We have tried to comply with your request. We have simplified the business of EAC to provide a summary and simultaneously provided more detail under our business model which includes full details of our typical terms and fees, cash back etc. We respectfully submit that the detail you require is given under our business model.

6. The requested change has been made in the amendment under our business model.

7. The requested change has been made in the amendment under our business model.

8. The requested change has been made in the amendment under our business model.

9. The requested change has been made in the amendment under our business model. There is no need to assist our customers with finance to buy their car as the cash back, along with their up-front administration fee is calculated to be sufficient to buy the car and thus by definition, there is no shortfall. Further, all contracts with less than 12 months to run are reviewed by EAC and further provisions made to ensure there is no shortfall by the end of the contract term.
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10.  The paragraph has been updated from our latest 10-Q and the misplaced section moved to our business model.

11.  The requested change has been made in the amendment.

12. We have changed and updated the Industry overview to make this easier to understand and redone the calculation.

13.  The requested change has been made in the amendment.

14. There were no receivables in excess of $120,000. In any event, all were repaid prior to the 2012 year end (See our 10-K in this regard). The payables have been dealt with in detail under Item 25. below.

15.  We have changed the disclosure period to ten years

16. This MD&A has been superseded by various 10-Q's as well as 8-K announcements detailing actual finance raised and is no longer relevant. We have updated it from our latest 10-Q filing.

17. This MD&A has been superseded by various 10-Q's as well as 8-K announcements detailing actual finance raised and is no longer relevant. We have updated it from our latest 10-Q filing.

18. This Liquidity and Capital Resources is significantly dated and has been superseded by various 10-Q's as well as a June 5, 2012 8-K announcement detailing actual finance raised. We have updated it to our latest 10-Q filing which details we have largely achieved our funding goals for this year.

19. The credit line was and is revolving and has been disclosed in detail in a subsequent June 5, 2012 8-K. The facility was closed on May 29, 2012 and the cash received in early June 2012.

20. Of the $3.5m we hoped to raise in once-off asset based finance, approximately $3m was raised and was detailed in the June 5, 2012 8-K. The amount raised was $500k smaller than anticipated as the Rand weakened against the US$. This is once off finance and, because it was received all at once, we retired $1.5m REVOLVING finance to reduce our interest costs rather than leave it in our bank account earning no interest. Because we can re-use this finance, the full $3m was still available and this disclosure was and is correct.

21.  The requested change has been made to the amendment.

22.  We have deleting this statement from the amendment.

23. We have attached the February 2012 financials for EAC as revised to show the "Exchange rate effect on cash and cash equivalents" as a separate line item not included in the operating section of the CFS as per your concern.

24. The up-front administrative fee is non-refundable and thus taken to income when received. It is never returned, even if the client only rents a car for one month. Further, a client may return his car with one month's notice. In our opinion, the fee is realized and earned and qualifies under US GAAP revenue recognition to take to income immediately. We review all contracts with less than 12 months to run and provide for the shortfall of cash back to estimated carrying value of the cars to the end of the contract term. Thus we are always sufficiently provided for against customer claims. See also 8. above.

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25.  The $898,840 is made up of early stage loans to the business from business angels and friends of the business founders and/or current management. They were recently back ranked in favor of the credit linked notes creditor and have no fixed repayment date. The loans are Rand denominated. Some of the loans bear interest at low interest rates but the amount is not material. There are no agreements covering these loans and they will be repaid when the business is comfortably able to do so. We have added the requested information in the amendment and trust this is sufficient.

26. We have changed the tax note (note 6) of the financial statements to take your comments into account.

27. We have corrected the relevant numbers in the document. Prior to the transaction Mr. Golden owned 205,000,000 shares. He sold 78,750,000 shares to Mr. Hardie. 126,250,000 shares were surrendered. This is consistent throughout.

28. We have refiled to the document to include Exhibit A. However, the other Schedules and Exhibits were waived at closing.

If you require anything further, do not hesitate to contact me.

                                Very truly yours,


                                /s/ Frank J. Hariton
                                ---------------------------------
                                Frank J. Hariton


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